Mail Stop 3561

February 12, 2007

Karl W. Miller
Chief Executive Officer
MMC Energy, Inc.
26 Broadway, Suite 907
New York, NY 10004

      Re: **MMC Energy, Inc.**
              Amendment No. 1 to Registration Statement on Form SB-2
              Filed February 6, 2007
              File No. 333-139694

Dear Mr. Miller:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 54

1. Please update and revise your disclosure to comply with the new executive compensation disclosure rules which went effective on November 7, 2006 for years ending on or after December 15, 2006. See SEC Release No. 33-8732A (August 29, 2006).

******

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.

Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John Edwin Depke, Esq.
        DLA Piper US LLP
        (212) 335-4501